Exhibit 99.1

For immediate release

This news release contains forward-looking statements. For a description of the related risk factors and assumptions, please see the section entitled “Caution Concerning Forward-Looking Statements” later in this release.

BCE reports 2018 Q4 and full-year results, announces 2019 financial targets 5% dividend increase to $3.17 per year

  Strong growth across Bell operating segments in Q4 delivers 3.0% increase in consolidated BCE revenue and 2.8% higher adjusted EBITDA
  Expanded broadband Internet and IPTV market share in Q4 with 66,000 total net additions in Q4, up 11.0%
  Wireline revenue growth accelerated to 2.4% – best organic quarterly result in more than 10 years – driving 1.3% higher adjusted EBITDA
  Wireless postpaid and prepaid net additions totalled 143,000 in Q4, generating 4.6% revenue growth and 5.1% higher adjusted EBITDA in an intensely competitive quarter
  Improved media financials with revenue up 1.9% and adjusted EBITDA up 2.9% in Q4 on stronger TV advertising demand and cost management
  Rural broadband fixed wireless buildout increasing by 50% to 1.2 million locations as a result of the federal government’s new Accelerated Investment Incentive program
  Q4 net earnings of $642 million with net earnings attributable to common shareholders of $606 million, or $0.68 per common share; adjusted net earnings of $794 million generated adjusted EPS of $0.89
  2018 financial guidance targets achieved; 2019 guidance reflects accelerated growth in adjusted EBITDA of 5% to 7% and free cash flow of 7% to 12% under IFRS 16

MONTRÉAL, February 7, 2019 – BCE Inc. (TSX, NYSE: BCE) today reported results for the fourth quarter (Q4) and full-year 2018, provided financial guidance for 2019 in accordance with the newly adopted International Financial Reporting Standard 16 for leases (IFRS 16) and announced a 5%, or $0.15 per share, increase in the BCE annual common share dividend to $3.17.

“Bell achieved strong Q4 gains in broadband wireless, Internet, TV and streaming customers, driving growth in revenue and adjusted EBITDA across our wireline, wireless and media operating segments. Bell’s broadband leadership strategy continues to deliver unparalleled network performance and service innovation to our customers and ongoing value enhancement to our shareholders – including the latest increase to the BCE common share dividend announced today,” said George Cope, President and CEO of BCE and Bell Canada.

“Canada’s leading fibre network powered Bell market share growth in broadband Internet and IPTV, with 66,000 total net customer additions in Q4, and outstanding performance in Bell Business Markets enterprise services. In an intensely competitive wireless marketplace, we welcomed more than 143,000 total net subscriber additions, including over 21,000 net new prepaid customers that reflect the fast-growing demand for our low-cost Lucky Mobile service. Bell Media’s innovation leadership across conventional and digital media, including strong growth in specialty channels and an increase in Crave subscribers to 2.3 million, delivered our best quarterly media financial performance in 2 years.”

1/17

“Bell’s competitive success is built on our unmatched broadband network and service innovation, enabled in Q4 by $974 million in highly efficient capital investment. Offering the fastest Internet access in Canada, our historic all-fibre network buildout is now 50% complete as we reached 4.6 million homes and business locations in Q4. Bell LTE Advanced (LTE-A) service, the fastest wireless technology available in North America, now covers 91% of the national population. We are also deploying full broadband Internet service into smaller towns and rural locations with leading-edge Wireless to the Home (WTTH) technology that is fully upgradeable to 5G wireless service in future. Today, Bell announces that we are expanding our Wireless Home Internet rollout plan in rural Canada by a full 50%, from 800,000 to 1.2 million households, a major infrastructure expansion due directly to the federal government’s Accelerated Investment Incentive program.”

BUSINESS DEVELOPMENTS

BCE common share dividend increase

The BCE annualized common share dividend will increase 5%, or 15 cents per share, from $3.02 to $3.17 per year effective with BCE’s Q1 2019 dividend payable on April 15, 2019 to shareholders of record at the close of business on March 15, 2019. This is BCE’s 15th increase to its annual common share dividend since Q4 2008, representing a total increase of 117%, and the 11th consecutive year that BCE has delivered 5% or better dividend growth while maintaining the dividend payout ratio(3) within the target policy range of 65% to 75% of free cash flow. The higher dividend for 2019 is fully supported by projected growth in free cash flow.

Wireless Home Internet to reach 1.2 million households

Bell’s Wireless Home Internet service uses 5G-capable, fibre-enabled Wireless to the Home (WTTH) technology and 3.5 GHz spectrum to deliver high-speed broadband Internet service to smaller towns and rural communities. Now available in 28 towns in Ontario and Québec, Wireless Home Internet is expected to reach more than 200,000 additional households in 138 communities in 2019. Bell today upgraded its overall Wireless Home Internet rollout plan from 800,000 to 1.2 million rural households following the introduction of the federal government’s Accelerated Investment Incentive.

Voluntary pension plan contribution

In December 2018, BCE made a $240 million voluntary pension plan contribution that further reinforced the strong solvency position of BCE’s defined benefit (DB) pension plans and reduced the amount of our future pension obligations. It also better aligns the funded status of subsidiary BCE DB plans with Bell Canada’s, while also substantially reducing the use of letters of credit for funding deficits.

Bell Media welcomes Starz to Crave

Bell Media and Lionsgate today announced the availability of premium TV content brand Starz as a Bell Media pay TV channel, replacing the former TMN Encore, and as part of the expanded Crave streaming service beginning in March. With exclusive Starz, HBO, Showtime and other premium programming, Crave has grown to serve 2.3 million Canadians nationwide. #1 sports network TSN and top French-language sports network RDS announced unique $4.99 Day Passes for their highly successful TSN Direct and RDS Direct streaming services that will be available in advance of the March Madness college basketball tournament.

2/17

IoT innovation and Smart City platform expansion

Bell is partnering with the Greater Toronto Area city of Markham in the latest deployment of the Bell Smart City platform, which enables municipalities to leverage Internet of Things (IoT) applications and Bell broadband connectivity to enhance operational efficiency and service delivery to residents, businesses and visitors. Bell Mobility’s Managed IoT Security service is a first of its kind in Canada, offering businesses, Smart Cities and other organizations employing IoT solutions an advanced layer of comprehensive system security.

Bell Let’s Talk Day passes 1B total messages, $100M in Bell mental health funding

Bell Let’s Talk Day on January 30 set new records with 145,442,699 million calls, texts and social media messages of support for mental health, taking total interactions since the first Bell Let’s Talk Day in 2011 to 1,013,915,275. Canadians everywhere, including leaders like Prime Minister Justin Trudeau, and people worldwide, including influencers like Anderson Cooper and Ellen DeGeneres, helped spread the mental health message across social media. With a donation of 5 cents for each interaction, Bell’s funding commitment grew by $7,272,134.95 to a total of $100,695,763.75 for anti-stigma and mental health care, research and workplace initiatives throughout Canada.

BCE RESULTS

FINANCIAL HIGHLIGHTS

($ millions except per share amounts) (unaudited)	Q4 2018	Q4 2017	% change	2018	2017	% change
BCE
Operating revenues	6,215	6,036	3.0%	23,468	22,757	3.1%
Net earnings	642	698	(8.0%)	2,973	3,050	(2.5%)
Net earnings attributable to common shareholders	606	656	(7.6%)	2,785	2,866	(2.8%)
Adjusted net earnings(1)	794	736	7.9%	3,151	3,058	3.0%
Adjusted EBITDA(2)	2,394	2,329	2.8%	9,535	9,282	2.7%
Net earnings per common share (EPS)	0.68	0.72	(5.6%)	3.10	3.20	(3.1%)
Adjusted EPS(1)	0.89	0.82	8.5%	3.51	3.42	2.6%
Cash flows from operating activities	1,788	1,658	7.8%	7,384	7,358	0.4%
Capital expenditures	(974)	(1,100)	11.5%	(3,971)	(4,034)	1.6%
Free cash flow(3)	1,022	652	56.7%	3,567	3,418	4.4%

“The fourth quarter capped off a successful year of robust subscriber growth together with strong increases in revenue, adjusted EBITDA and free cash flow in line with our guidance targets, all of which reflected the Bell team’s consistently strong operational execution and financial discipline in a highly competitive marketplace,” said Glen LeBlanc, Chief Financial Officer for BCE and Bell Canada. “Going into 2019, BCE’s operations and financial position are strong with a balance sheet that is underpinned by substantial liquidity to execute our business plan and a defined benefit pension plan that is very well funded. Our 2019 guidance targets are supported by a favourable financial profile for all Bell operating segments, with higher free cash flow generation enabling substantial ongoing capital investment in advanced broadband networks and services to support future growth, and a higher common share dividend for 2019.”

3/17

BCE operating revenue was up 3.0% in Q4 to $6,215 million, driven by a 1.5% increase in service revenue to $5,231 million that reflected year-over-year growth for all Bell operating segments. Product revenue increased 11.3% to $984 million, the result of a higher sales mix of premium smartphones and stronger data equipment sales to large business customers. For full-year 2018, BCE operating revenue increased in line with our guidance target of 2% to 4% growth to $23,468 million, up 3.1% over 2017 on 1.7% higher service revenue and a 13.7% increase in total product revenue.

Net earnings in Q4 decreased 8.0% to $642 million, and net earnings attributable to common shareholders totalled $606 million, or $0.68 per share, down 7.6% and 5.6% respectively over the previous year. Despite higher adjusted EBITDA, net earnings were down due to increased depreciation and amortization expense, greater interest expense, higher severance, acquisition and other costs, and higher other expense attributable to $190 million in non-cash asset impairment charges at Bell Media mainly related to its French-language TV properties.

Excluding severance, acquisition and other costs, net losses on investments, net mark-to-market changes on derivatives used to economically hedge equity settled share-based compensation plans, early debt redemption costs and impairment charges, adjusted net earnings were up 7.9% to $794 million, driving an 8.5% increase in adjusted EPS to $0.89 per common share.

For full-year 2018, net earnings decreased 2.5% to $2,973 million, while net earnings attributable to common shareholders were $2,785 million, or $3.10 per share, down 2.8% and 3.1% respectively. Adjusted net earnings increased 3.0% to $3,151 million, yielding 2.6% higher adjusted EPS of $3.51.

Adjusted EBITDA grew 2.8% to $2,394 million in Q4, driven by year-over-year increases of 5.1% at Bell Wireless, 1.3% at Bell Wireline and 2.9% at Bell Media. BCE’s consolidated adjusted EBITDA margin (2) decreased slightly to 38.5% from 38.6% in Q4 2017, the result of strong year-over-year growth in lower-margin wireline and wireless product revenue. Consistent with our 2018 guidance target range of 2% to 4% growth for the year, adjusted EBITDA increased 2.7% to $9,535 million. BCE’s consolidated margin declined to 40.6% from 40.8% in 2017, due to a higher proportion of product revenue in BCE’s overall revenue mix, higher media content costs, and the margin impact from the ongoing decline in traditional wireline voice services.

BCE invested $974 million in new capital in Q4, compared to $1,100 million the year before. This brought total capital invested for full-year 2018 to $3,971 million, down 1.6% from $4,034 million in 2017, and represented a capital intensity (4) ratio (capital expenditures as a percentage of total revenue) of 16.9% compared to 17.7% last year. Capital spending in 2018 focused on expanding our fibre to the premises (FTTP) footprint to more homes and businesses; ongoing deployment of the latest wireless technologies, including the expansion of our LTE Advanced (LTE-A) network and spectrum carrier aggregation, the deployment of wireless small cells to optimize coverage, signal quality and data backhaul; the initial rollout of fixed WTTH using 3.5 GHz spectrum to rural locations in Ontario and Québec; and ongoing investment in Manitoba to improve broadband network coverage, capacity and speeds.

BCE cash flows from operating activities totalled $1,788 million, up 7.8% over Q4 2017. The increase was the result of higher adjusted EBITDA, an increase in cash from working capital and lower income taxes paid, partly offset by a voluntary contribution of $240 million made to post-employment benefit plans at the end of 2018, compared to $100 million in 2017, and higher

4/17

interest paid. Free cash flow generated in the quarter was $1,022 million, a 56.7% increase from Q4 last year, driven by higher cash flows from operating activities excluding acquisition and other costs paid and voluntary pension contributions, as well as lower capital expenditures. For full-year 2018, BCE cash flows from operating activities were $7,384 million, up 0.4% compared to 2017, while free cash flow grew in line with our guidance growth target of 3% to 7%, increasing 4.4% to $3,567 million.

In Q4, BCE added 143,114 net new wireless subscribers (comprising 121,780 postpaid and 21,334 prepaid), 29,627 net new high-speed Internet customers and 36,473 net new IPTV customers, and had a net loss of 27,220 satellite TV customers and 61,442 residential NAS lines.

At the beginning of Q4 2018, the postpaid wireless subscriber base was adjusted to reflect the transfer of 20,000 customers to Xplornet Communications Inc., the result of a consent agreement with the Competition Bureau to divest a portion of the postpaid wireless subscribers gained with the acquisition of Manitoba Telecom Services Inc. (MTS).

BCE customer connections across wireless, Internet, TV and residential NAS totalled 19,387,682 at the end of Q4, up 1.9% from last year. The total included 9,610,482 wireless customers, up 4.8% (including 8,830,216 postpaid customers, an increase of 4.9%); 3,933,931 high-speed Internet subscribers, up 3.8%; 2,853,081 TV subscribers, up 0.7% (including 1,675,706 IPTV customers, an increase of 8.1%); and 2,990,188 residential NAS lines, down 7.5%.

BCE OPERATING RESULTS BY SEGMENT

Bell Wireless

A consistent focus on operating profitability and cash flow together with disciplined subscriber growth drove strong overall wireless financial results in Q4 and full-year 2018.

Total operating revenue increased 4.6% in Q4 to $2,248 million, with service revenue growing 2.2% to $1,590 million due to continued healthy subscriber base expansion. Product revenue was up 11.0% to $658 million on increased sales of higher-value smartphones compared to last year. For full-year 2018, total wireless operating revenue was up 6.3% to $8,422 million on service revenue growth of 3.5% to $6,306 million and 15.3% higher product revenue of $2,116 million.

Wireless adjusted EBITDA grew 5.1% to $889 million in Q4, driven by high service revenue flow-through and strong product sales, which yielded a slightly higher year-over-year revenue margin of 39.5%. Operating costs rose 4.3% over Q4 2017, the result of higher handset costs, increased network operating expenses and higher costs to support a growing customer base. For full-year 2018, adjusted EBITDA increased 5.6% to $3,566 million as operating costs grew 6.7%. With a higher proportion of lower-margin product revenue in our wireless revenue mix compared to 2017, revenue margin in 2018 decreased 0.3 percentage points to 42.3%.

  143,114 net new postpaid and prepaid customers were added in the quarter, compared to 158,514 in Q4 2017. For full-year 2018, total postpaid and prepaid net additions increased 44.1% to 479,811.
  Postpaid net additions totalled 121,780 in Q4, down from 175,204 the year before. The decline can be attributed to an 11.4% decrease in gross additions, reflecting our selective

5/17

  matching of aggressive competitor holiday promotions compared to 2017, and the lapping of customer migrations from our long-term mobile services contract with Shared Services Canada (SSC) which began in Q4 2017. For full-year 2018, postpaid net additions were up 7.4% to 447,682, driven by 5.4% higher postpaid gross additions.
  Despite the seasonally high level of competitive intensity in the quarter, postpaid customer churn(4) improved 0.09 percentage points to 1.26%, the result of investment in customer retention and increasing mobile network speeds.
  Our prepaid subscriber base increased by 21,334 net new customers, compared to a net loss of 16,690 in Q4 2017. This reflected a 56.2% year-over-year increase in gross additions and lower customer churn of 3.18%, both driven by continued strong demand for our low- cost Lucky Mobile prepaid service. For full-year 2018, prepaid net additions totalled 32,129, up from a net loss of 83,695 the year before, due to 36.7% higher gross additions and stable customer churn.
  Bell postpaid wireless customers totalled 8,830,216 at the end of 2018, a 4.9% increase over 2017. Total wireless customers increased 4.8% to 9,610,482.
  Bell maintained the highest reported blended average billing per user (ABPU)(4) in Q4 at $67.46, down 1.2% compared to the previous year. The decrease was due mainly to reductions in data and voice overage revenue resulting from larger data allotments and talk minutes in monthly rate plans, as well as the dilutive impact of customer activations from the federal SSC contract and Lucky Mobile prepaid customer growth. Excluding the impact of the SSC contract, ABPU increased 0.3% over last year. For full-year 2018, blended ABPU was essentially stable at $67.76, but up 0.8% when excluding the impact of the SSC contract.

Bell Wireline

Wireline operating revenue growth accelerated in Q4, increasing 2.4% to $3,296 million, reflecting positive top-line growth across Bell’s residential, business and wholesale units. Service revenue increased 1.5% to $2,970 million, driven by Internet and IPTV subscriber base growth; higher household ARPU(4); improved Bell Business Markets performance from IP broadband connectivity and business services revenue growth, including the financial contribution of Axia NetMedia (Axia); and increased sales of international wholesale long distance minutes. Product revenue grew 12.0% to $326 million, the result of stronger data product sales to large enterprise business customers and higher sales of consumer electronics at The Source. For full-year 2018, total wireline operating revenue increased 2.1% to $12,662 million on service revenue growth of 1.5% to $11,747 million and 10.2% higher product revenue of $915 million.

Wireline adjusted EBITDA was up 1.3% in Q4 to $1,329 million, reflecting the flow-through of strong revenue growth as operating costs increased 3.2% to $1,967 million due to increased sales of business wireline data products and wholesale international long distance, and the incremental expense contribution from acquisitions over the past year. Wireline adjusted EBITDA margin at 40.3% was down 0.5 percentage points over Q4 2017, reflecting increased NAS erosion, growth in lower-margin product revenue and the impact of residential service bundle discounts to match competitor promotions. For a fourth consecutive year, Bell Wireline delivered positive adjusted EBITDA growth in 2018, increasing 1.7% to $5,276 million and yielding a North American-leading revenue margin of 41.7%.

6/17

  Bell added 32,558 new retail high-speed Internet customers in Q4, an increase of 15.5% over the year before, reflecting the ongoing expansion of Bell’s FTTP footprint (which reached approximately 4.6 million locations at the end of 2018, up from 3.7 million in 2017) and the pull-through of Internet customer activations from Bell’s Alt TV service. Including wholesale net customer losses, total high-speed Internet net additions were 29,627, up 9.6% compared to Q4 2017.
  We enhanced our position as Canada’s leading Internet service provider with total 2018 Internet net additions of 107,839, 22.7% higher than the year before, bringing BCE’s high- speed Internet customer base to 3,933,931 at the end of 2018, an increase of 3.8% over 2017.
  Bell TV added 36,473 net new IPTV subscribers in Q4, an increase of 12.3% compared to the same period last year, driven by the success of Alt TV and the ongoing expansion of our Fibe FTTP footprint that is enabling more competitive residential service bundles versus cable rivals. For full-year 2018, despite aggressive cable service bundle promotions and growing over-the-top substitution, IPTV net additions increased 2.9% to 110,790. At the end of 2018, BCE served 1,675,706 IPTV subscribers, up 8.1% over 2017.
  Satellite TV net customer losses in the quarter were 27,220, up from 25,938 in Q4 2017, due in part to fewer wholesale customer net activations. Excluding wholesale, the Bell Satellite TV subscriber base declined by 23,242, an improvement of 2.7% from Q4 2017.
  For full-year 2018, satellite TV net losses improved 18.5% to 104,608, reflecting lower customer churn and fewer year-over-year migrations to Bell Fibe TV.
  At the end of 2018, BCE remained Canada’s #1 TV provider with a combined total of 2,853,081 IPTV and satellite TV subscribers, up 0.7% from 2017.
  Wireline data service revenue was up 3.6% to $1,910 million on continued strong Internet and IPTV subscriber base growth; higher ARPU from customer upgrades to faster Internet speeds with larger data usage buckets; the flow-through of rate changes; and higher Bell Business Markets IP broadband connectivity and business service sales to enterprise customers including Axia. Full-year 2018 wireline data service revenue increased 3.8% to $7,466 million.
  Other services revenue in Q4 was stable at $60 million, but increased 17.1% to $247 million for full-year 2018 due to the contribution from the acquisition of AlarmForce Industries.
  Wireline product revenue in Q4 and full-year 2018 increased 12.0% and 10.2% over the previous year to $326 million and $915 million respectively, driven mainly by higher data equipment sales to business customers and increased sales of consumer electronic products at The Source.
  Residential NAS net losses increased to 61,442 from 44,281 in Q4 last year, due to continued wireless and IP substitution and ongoing aggressive cable service bundle promotions. Residential NAS net losses were 264,561 in 2018, up 9.3% over 2017, resulting in a 7.5% year-over-year decline in Bell’s total residential NAS access line customer base to 2,990,188 at the end of 2018.

7/17

  Wireline voice revenue decreased 3.8% to $936 million in Q4 and 4.4% to $3,793 million for full-year 2018, the result of ongoing NAS erosion; increased customer adoption of all- inclusive long distance plans; and reduced usage of traditional long distance services by both residential and business customers, partly offset by higher sales of international wholesale long distance minutes.

Bell Media

Media operating revenue grew 1.9% in Q4 to $850 million, due to advertising revenue growth in entertainment and sports specialty TV, conventional TV, outdoor advertising and digital media. Subscriber revenue was essentially flat compared to Q4 2017.

Media adjusted EBITDA increased 2.9% to $176 million as higher revenue more than offset operating cost growth of 1.7%, which was driven mainly by the higher cost for sports broadcast rights and ongoing Crave programming expansion.

For full-year 2018, operating revenue was up 0.5% to $3,121 million as operating costs increased 1.7%, resulting in an adjusted EBITDA decline of 3.2% to $693 million.

  CTV was the #1 network for the 15th consecutive fall season with 8 of the top 10 programs across all key adult demographics, including the top 3 programs: The Big Bang Theory, The Good Doctor and Young Sheldon.
  TSN remained Canada’s sports leader in Q4 and the most-watched specialty TV channel overall in 2018. Average audiences grew 17% over the past year, driven by a multitude of marquee properties including the 2018 FIFA World Cup, MLS soccer, PGA golf, CFL and NFL football, regional NHL coverage, and broadcasts of Toronto Raptors basketball. RDS also remained the top French-language sports network and specialty TV channel.
  Bell Media’s English entertainment specialty TV properties grew viewership among adults 25-54 by 15% in the fall season. Bell Media had 5 of the top 10 specialty and pay TV channels with TSN, Space, Comedy, Discovery and CP24.
  Crave served approximately 2.3 million linear video and direct-to-consumer subscribers at the end of 2018, and is now carried by all major Canadian broadcast TV distributors.
  Bell Media remained the top French-language specialty and pay TV broadcaster during Q4 with 5 of the top 10 channels (RDS, Super Écran, Canal D, Canal Vie and Z), and 9 of the 20 most-watched shows among adults 25-54.
  Canada’s top radio broadcaster in Q4, Bell Media reached an average audience of 16.6 million listeners who spent approximately 72 million hours tuned in each week.
  Bell Media remained the digital media leader among Canadian broadcast and video network competitors with monthly averages of 533 million total online views and 888 million minutes spent watching. Reaching 69% of digital audiences, Bell Media was the 6th largest online property in Canada in Q4 with approximately 21 million unique monthly visitors.

8/17

COMMON SHARE DIVIDEND

BCE’s Board of Directors has declared a quarterly dividend of $0.7925 per common share, payable on April 15, 2019 to shareholders of record at the close of business on March 15, 2019.

OUTLOOK FOR 2019

The table below summarizes our 2019 financial guidance targets, which have been prepared in accordance with IFRS 16 accounting standards. These ranges take into consideration our current outlook as well as our 2018 consolidated financial results, which have not been restated to reflect the application of IFRS 16.

	2018 Guidance	2018 Results	2019 Guidance
Revenue growth	2% – 4%	3.1%	1% – 3%
Adjusted EBITDA growth	2% – 4%	2.7%	5% – 7%
Capital intensity	approx. 17%	16.9%	approx. 16.5%
Adjusted EPS	$3.45 – $3.55	$3.51	$3.48 – $3.58
Free cash flow growth	3% – 7%	4.4%	7% – 12%
Annualized common dividend per share	$3.02	$3.02	$3.17
Dividend payout policy(3)	65% – 75% of free cash flow	75%	65% – 75% of free cash flow

Note that excluding the impact of IFRS 16, adjusted EBITDA growth for 2019 is projected to be 2% to 4%, consolidated free cash flow growth 3% to 7%, and adjusted EPS $3.53 to $3.63.

CALL WITH FINANCIAL ANALYSTS

BCE will hold a conference call for financial analysts to discuss Q4 2018 results and 2019 financial guidance on Thursday, February 7 at 8:00 am (Eastern). Media are welcome to participate on a listen-only basis. Please dial toll-free 1-800-377-0758 or 416-340-2216. A replay will be available until midnight March 14, 2019 by dialing 1-800-408-3053 or 905-694-9451 and entering passcode 9524178#.

A live audio webcast of the conference call will be available on BCE’s website at: BCE Q4-2018 conference call. The mp3 file will be available for download on this page later in the day.

NOTES

The information contained in this news release is unaudited.

(1) The terms adjusted net earnings and adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and non-controlling interest (NCI). We define adjusted EPS as adjusted net earnings per BCE common share. We use adjusted net earnings and adjusted EPS, and we believe that certain investors and analysts use these measures, among other ones, to assess the performance of our businesses without the effects of severance, acquisition and other costs, net mark-to-market losses (gains) on derivatives used to economically hedge equity settled share-based

9/17

compensation plans, net losses (gains) on investments, early debt redemption costs and impairment charges, net of tax and NCI. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring. The most comparable IFRS financial measures are net earnings attributable to common shareholders and EPS. The following table is a reconciliation of net earnings attributable to common shareholders and EPS to adjusted net earnings on a consolidated basis and per BCE common share (adjusted EPS), respectively.

($ millions except per share amounts)

	Q4 2018		Q4 2017		2018		2017
	Total	Per share	Total	Per share	Total	Per share	Total	Per share
Net earnings attributable to common shareholders	606	0.68	656	0.72	2,785	3.10	2,866	3.20
Severance, acquisition and other costs	44	0.05	34	0.04	100	0.11	143	0.16
Net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans	(25)	(0.03)	(29)	(0.03)	58	0.07	(55)	(0.05)
Net losses on investments	27	0.03	15	0.02	47	0.05	29	0.03
Early debt redemption costs	-	-	-	-	15	0.02	15	0.02
Impairment charges	142	0.16	60	0.07	146	0.16	60	0.06
Adjusted net earnings	794	0.89	736	0.82	3,151	3.51	3,058	3.42

(2) The terms adjusted EBITDA and adjusted EBITDA margin do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define adjusted EBITDA as operating revenues less operating costs, as shown in BCE’s consolidated income statements. Adjusted EBITDA for BCE’s segments is the same as segment profit as reported in Note 4, Segmented information, in BCE’s Q3 2018 consolidated financial statements. We define adjusted EBITDA margin as adjusted EBITDA divided by operating revenues. We use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses as they reflect their ongoing profitability. We believe that certain investors and analysts use adjusted EBITDA to measure a company’s ability to service debt and to meet other payment obligations or as a common measurement to value companies in the telecommunications industry. We believe that certain investors and analysts also use adjusted EBITDA and adjusted EBITDA margin to evaluate the performance of our businesses. Adjusted EBITDA is also one component in the determination of short-term incentive compensation for all management employees. Adjusted EBITDA and adjusted EBITDA margin have no directly comparable IFRS financial measure. Alternatively, the following table provides a reconciliation of net earnings to adjusted EBITDA.

10/17

($ millions)

	Q4 2018	Q4 2017	2018	2017
Net earnings	642	698	2,973	3,050
Severance, acquisition and other costs	58	47	136	190
Depreciation	799	783	3,145	3,034
Amortization	216	208	869	810
Finance costs
Interest expense	259	241	1,000	955
Interest on post-employment benefits obligations	18	18	69	72
Other expense (income)	158	62	348	102
Income taxes	244	272	995	1,069
Adjusted EBITDA	2,394	2,329	9,535	9,282
BCE operating revenues	6,215	6,036	23,468	22,757
Adjusted EBITDA margin	38.5%	38.6%	40.6%	40.8%

(3) The terms free cash flow and dividend payout ratio do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other issuers. We define free cash flow as cash flows from operating activities, excluding acquisition and other costs paid (which include significant litigation costs) and voluntary pension funding, less capital expenditures, preferred share dividends and dividends paid by subsidiaries to NCI. We exclude acquisition and other costs paid and voluntary pension funding because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are nonrecurring. We consider free cash flow to be an important indicator of the financial strength and performance of our businesses because it shows how much cash is available to pay dividends on common shares, repay debt and reinvest in our company. We believe that certain investors and analysts use free cash flow to value a business and its underlying assets and to evaluate the financial strength and performance of our businesses. The most comparable IFRS financial measure is cash flows from operating activities. We define dividend payout ratio as dividends paid on common shares divided by free cash flow. We consider dividend payout ratio to be an important indicator of the financial strength and performance of our businesses because it shows the sustainability of the company’s dividend payments. The following table is a reconciliation of cash flows from operating activities to free cash flow on a consolidated basis.

($ millions except per share amounts)

	Q4 2018	Q4 2017	2018	2017
Cash flows from operating activities	1,788	1,658	7,384	7,358
Capital expenditures	(974)	(1,100)	(3,971)	(4,034)
Cash dividends paid on preferred shares	(46)	(33)	(149)	(127)
Cash dividends paid by subsidiaries to NCI	-	-	(16)	(34)
Acquisition and other costs paid	14	27	79	155
Voluntary defined benefit pension plan contribution	240	100	240	100
Free cash flow	1,022	652	3,567	3,418

11/17

(4) We use ABPU, ARPU, churn and capital intensity to measure the success of our strategic imperatives. These key performance indicators are not accounting measures and may not be comparable to similar measures presented by other issuers.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made in this news release are forward-looking statements. These statements include, without limitation, statements relating to our financial guidance (including revenues, adjusted EBITDA, capital intensity, adjusted EPS and free cash flow), BCE’s 2019 annualized common share dividend and common share dividend payout policy, our network deployment and related capital investment plans, our business outlook, objectives, plans and strategic priorities, and other statements that are not historical facts. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, project, strategy, target and other similar expressions or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, seek, should, strive and will. All such forward-looking statements are made pursuant to the 'safe harbour' provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this news release describe our expectations as of February 7, 2019 and, accordingly, are subject to change after such date. Except as may be required by applicable securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by BCE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after February 7, 2019. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this news release for the purpose of assisting investors and others in understanding certain key elements of our expected 2019 financial results, as well as our objectives, strategic priorities and business outlook for 2019, and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes.

Material Assumptions

A number of economic, market, operational and financial assumptions were made by BCE in preparing its forward-looking statements contained in this news release, including, but not limited to:

Canadian Economic and Market Assumptions

  A slightly slower rate of economic growth, given the Bank of Canada’s most recent estimated growth in Canadian gross domestic product of 1.7% in 2019, down from 2.0% in 2018

12/17

  Employment gains expected to continue in 2019, as the overall level of business investment is expected to grow but remain variable
  Interest rates expected to increase modestly in 2019
  Canadian dollar expected to remain at near current levels. Further movements may be impacted by the degree of strength of the U.S. dollar, interest rates and changes in commodity prices
  A consistently high level of wireline and wireless competition in consumer, business and wholesale markets
  Higher, but slowing, wireless industry penetration and smartphone adoption
  A shrinking data and voice connectivity market as business customers migrate to lower- priced traditional telecommunications solutions or alternative over-the-top (OTT) competitors
  Advertising market expected to be impacted by audience declines and variable demand
  Continued escalation of media content costs to secure TV programming
  Ongoing linear TV subscriber erosion, due to growing cord-cutter and cord-never customer segments

Assumptions Concerning our Bell Wireless Segment

  Maintain our market share of incumbent wireless postpaid net additions
  Higher prepaid customer net additions
  Continued adoption of smartphone devices, tablets and data applications, as well as the introduction of more 4G LTE and LTE-A devices and new data services
  Higher subscriber acquisition and retention spending, driven by higher handset costs and more customer device upgrades
  Improving blended ABPU, driven by a higher postpaid smartphone mix, increased data consumption on 4G LTE and LTE-A networks, and higher access rates partly offset by the impact of a higher prepaid mix in our overall subscriber base and more customer migrations from Bell Mobility’s SSC contract
  Expansion of the LTE-A network coverage to approximately 94% of the Canadian population, and continued fifth generation (5G) preparations with network technology trials, the deployment of small cells and equipping all new sites with fibre
  Ability to monetize increasing data usage and customer subscriptions to new data services
  No material financial, operational or competitive consequences of changes in regulations affecting our wireless business

Assumptions Concerning our Bell Wireline Segment

  Positive full-year adjusted EBITDA growth
  Continued growth in residential IPTV and Internet subscribers
  Increasing wireless and Internet-based technological substitution
  Residential services household ARPU growth from increased penetration of multi-product households and price increases
  Continued aggressive residential service bundle offers from cable TV competitors in our local wireline areas
  Continued large business customer migration to Internet protocol (IP)-based systems
  Ongoing competitive repricing pressures in our business and wholesale markets
  Continued competitive intensity in our small and mid-sized business markets as cable operators and other telecommunications competitors continue to intensify their focus on business customers

13/17

  Traditional high-margin product categories challenged by large global cloud and OTT providers of business voice and data solutions expanding into Canada with on-demand services
  Accelerating customer adoption of OTT services resulting in downsizing of TV packages
  Further deployment of direct fibre to more homes and businesses within our wireline footprint and an acceleration in our fixed wireless to the premise (WTTP) rural buildout
  Growing consumption of OTT TV services and on-demand streaming video, as well as the proliferation of devices, such as tablets, that consume large quantities of bandwidth, will require considerable ongoing capital investment
  Realization of cost savings related to management workforce reductions including attrition and retirements, lower contracted rates from our suppliers, operating efficiencies enabled by a growing direct fibre footprint, changes in consumer behavior and product innovation, as well as the realization of additional synergies from the next phases of integration of Manitoba Telecom Services Inc.
  No material financial, operational or competitive consequences of changes in regulations affecting our wireline business

Assumptions Concerning our Bell Media Segment

  Revenue performance expected to reflect further Crave subscriber growth, flow-through of broadcast distribution undertaking (BDU) rate increases, and strategic pricing on advertising sales
  Operating cost growth driven by higher programming costs, mainly due to continued investment in Crave content
  Continued scaling of Crave and sports direct-to-consumer products
  Ability to successfully acquire and produce highly rated programming and differentiated content
  Building and maintaining strategic supply arrangements for content across all screens and platforms
  Monetization of content rights and Bell Media properties across all platforms
  TV unbundling and growth in OTT viewing expected to result in lower subscriber levels for many Bell Media video properties
  No material financial, operational or competitive consequences of changes in regulations affecting our media business

Financial Assumptions Concerning BCE

The following constitute BCE’s principal financial assumptions for 2019:

  Total post-employment benefit plans cost to be approximately $310 million to $330 million, based on an estimated accounting discount rate of 3.8%, comprised of an estimated above adjusted EBITDA post-employment benefit plans service cost of approximately $250 million to $260 million and an estimated below adjusted EBITDA net post-employment benefit plans financing cost of approximately $60 million to $70 million
  Depreciation and amortization expense of approximately $4,375 million to $4,475 million
  Interest expense of approximately $1,125 million to $1,150 million
  An effective tax rate of approximately 25%
  NCI of approximately $50 million
  Total cash pension plan funding of approximately $375 million
  Cash taxes of approximately $650 million to $700 million
  Net interest payments of approximately $1,125 million to $1,150 million

14/17

  Average BCE common shares outstanding of approximately 900 million
  An annual common share dividend of $3.17 per share

The foregoing assumptions, although considered reasonable by BCE on February 7, 2019, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material Risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in, or implied by, our forward-looking statements, including our 2019 financial guidance, are listed below. The realization of our forward-looking statements, including our ability to meet our 2019 financial guidance, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the following risks could have a material adverse effect on our forward-looking statements. These risks include, but are not limited to:

  the intensity of competitive activity, including from new and emerging competitors, coupled with new product launches and the resulting impact on the cost of retaining existing customers and attracting new ones, as well as on our market shares, service volumes and pricing strategies the level of technological substitution and the presence of alternative service providers contributing to reduced utilization of our traditional wireline services the adverse effect of the fundamental separation of content and connectivity, which is changing our TV and media ecosystems and may accelerate the disconnection of TV services and the reduction of TV spending, as well as the fragmentation of, and changes in, the advertising market competition with global competitors, in addition to traditional Canadian TV competitors, for programming content could drive significant increases in content acquisition costs and challenge our ability to secure key content the proliferation of content piracy impacting subscriber growth and our ability to monetize products and services, while creating bandwidth pressure adverse economic and financial market conditions, a declining level of retail and commercial activity, and the resulting negative impact on the demand for, and prices of, our products and services and the level of bad debts regulatory initiatives, proceedings and decisions, government consultations and government positions that affect us and influence our business, including, in particular, those relating to mandatory access to networks, spectrum auctions, consumer-related codes of conduct, approval of acquisitions, broadcast licensing and foreign ownership requirements the inability to protect our physical and non-physical assets, including networks, IT systems, offices, corporate stores and sensitive information, from events such as information security attacks, unauthorized access or entry, fire and natural disasters the failure to optimize network and IT deployment and upgrade timelines, accurately assess the potential of new technologies, and invest and evolve in the appropriate direction the failure to continue investment in next-generation capabilities in a disciplined and strategic manner, including real-time information-based customer service strategies the inability to drive a positive customer experience in all aspects of our engagement with customers the complexity in our operations resulting from multiple technology platforms, billing systems, sales channels, marketing databases and a myriad of rate plans, promotions and product offerings

15/17

  the failure to maintain optimal network operating performance in the context of significant increases in capacity demands on our Internet and wireless networks the failure to implement or maintain highly effective IT systems supported by an effective governance and operating framework the risk that we may need to incur significant capital expenditures beyond our capital intensity target in order to provide additional capacity and reduce network congestion the failure to generate anticipated benefits from our corporate restructurings, system replacements and upgrades, staff reductions, process redesigns and the integration of business acquisitions events affecting the functionality of, and our ability to protect, test, maintain and replace, our networks, IT systems, equipment and other facilities in-orbit and other operational risks to which the satellites used to provide our satellite TV services are subject our dependence on third-party suppliers, outsourcers and consultants to provide an uninterrupted supply of the products and services we need to operate our business, to deploy new network and other technologies and offer new products and services, and to comply with various obligations changes to our base of suppliers or outsourcers that we may determine or be required to implement the failure of our vendor selection, governance and oversight processes established to seek to ensure full risk transparency associated with existing and new suppliers security and data leakage exposure if security control protocols affecting our suppliers are bypassed the quality of our products and services and the extent to which they may be subject to manufacturing defects or fail to comply with applicable government regulations and standards the failure to attract and retain employees with the appropriate skill sets and to drive their performance in a safe environment labour disruptions
  the inability to access adequate sources of capital and generate sufficient cash flows from operations to meet our cash requirements, fund capital expenditures and provide for planned growth uncertainty as to whether dividends will be declared by BCE’s board of directors, whether the dividend on common shares will be increased, or whether BCE’s dividend payout policy will be maintained the inability to manage various credit, liquidity and market risks pension obligation volatility and increased contributions to post-employment benefit plans new or higher taxes due to new tax laws or changes thereto or in the interpretation thereof, and the inability to predict the outcome of government audits the failure to reduce costs as well as unexpected increases in costs the failure to evolve practices to effectively monitor and control fraudulent activities unfavourable resolution of legal proceedings and, in particular, class actions new or unfavourable changes in applicable laws and the failure to proactively address our legal and regulatory obligations health concerns about radiofrequency emissions from wireless communications devices and equipment the inability to maintain customer service and our networks operational in the event of the occurrence of epidemics, pandemics and other health risks

16/17

  the failure to recognize and adequately respond to climate change concerns or public and governmental expectations on environmental matters

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. We encourage investors to also read BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 7, 2019 for additional information with respect to certain of these and other assumptions and risks, filed by BCE with the Canadian provincial securities regulatory authorities (available at Sedar.com) and with the U.S. Securities and Exchange Commission (available at SEC.gov). These documents are also available at BCE.ca.

BCE’s Safe Harbour Notice Concerning Forward-Looking Statements dated February 7, 2019 is incorporated by reference in this news release.

About BCE

BCE is Canada’s largest communications company, providing advanced Bell broadband wireless, TV, Internet and business communications services alongside Canada’s premier content creation and media assets from Bell Media. To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Marie-Eve Francoeur
514-391-5263
marie-eve.francoeur@bell.ca

Investor inquiries:

Thane Fotopoulos
514-870-4619
thane.fotopoulos@bell.ca

17/17